EXECUTION COPY

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made November 21, 2008

BETWEEN:

HUDBAY MINERALS INC., a corporation existing under the Laws of Canada,

(“HudBay”),

- and -

LUNDIN MINING CORPORATION, a corporation existing under the Laws of Canada,

(the “Company”)

WHEREAS the Company wishes to issue and sell common shares in its capital (“Common Shares”) to HudBay and HudBay wishes to purchase Common Shares on the terms, and subject to the conditions, set out in this Agreement.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Agreement” means this Subscription Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“Arrangement Agreement” means the arrangement agreement dated November 21, 2008 between HudBay and the Company, as the same may be amended or restated from time to time;

“Change of Control Transaction” means a transaction, other than the Arrangement, relating to; (a) any acquisition or purchase, direct or indirect, of: (i) the assets of the Company and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries; or (ii) 20% or more of any voting or equity securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries; or (b) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other transaction involving the Company or any of its subsidiaries that, if consummated, would result in a person, acting alone or in concert with another person, directly or indirectly, beneficially owning 20% or more of any class of voting or equity securities of the Company;

“Closing” means the completion of the sale to and purchase by HudBay of the Subscription Shares under this Agreement;

“Closing Date” means the earlier of: (i) as soon as practicable and no later than two business days after the date in which the conditions set forth in Sections 4.4, 4.5, 5.3 and 5.4 have been satisfied or waived; and (ii) such other date agreed to by HudBay and Lundin as the date upon which the Closing shall take place; provided the Closing shall not violate U.S. Law;

“Closing Time” means 5:00 p.m. (Toronto time), on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

“Common Shares” has the meaning given in the recital to this Agreement;

“Company” has the meaning given in the preamble to this Agreement;

“HudBay” has the meaning given in the preamble to this Agreement;

“Founding Shareholder” means collectively Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Inc.;

“NI 45-106” has the meaning given in Section 3.1(e);

“Parties” means HudBay and the Company; and “Party” means any one of them;

“PCMLTFA” means Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);

“Subscription Price” has the meaning given in Section 2.1; and

“Subscription Shares” has the meaning given in Section 2.1.

1.2

Other Capitalized Terms

Any capitalized term not otherwise defined in this Agreement shall have the meaning given to it in the Arrangement Agreement.

1.3

Certain Rules of Interpretation

In this Agreement:

(a)

Consent – Whenever a provision of this Agreement requires an approval or consent and the approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)

Governing Law – This Agreement is a contract made under and shall be  governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.  The Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under or related to this Agreement.

(d)

Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)

Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)

No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction, or without affecting its application to other Parties or circumstances.

(i)

Statutory References – A reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)

Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next business day following if the last day of the period is not a business day.

1.4

Entire Agreement

This Agreement, the Arrangement Agreement (solely as incorporated herein by reference) and the Confidentiality Agreement constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement, the Arrangement Agreement (solely as incorporated herein by reference) and the Confidentiality Agreement.

ARTICLE 2
PURCHASE AND SALE

2.1

Purchase of Shares

Pursuant to the terms, and subject to the provisions, of this Agreement, at the Closing Time, HudBay shall purchase from the Company, and the Company shall issue and sell to HudBay 96,997,492 Common Shares (the “Subscription Shares”) at a price of $1.40 per Common Share, for an aggregate of $135,796,488.80 (the “Subscription Price”).

2.2

Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at 1 First Canadian Place, 63rd Floor, Toronto, Ontario, M5X 1B8, or at such other place as may be agreed upon by the Company and HudBay.

2.3

Tender

Any tender of documents under this Agreement shall be made upon the Parties or their respective counsel. Any tender of money under this Agreement shall be made by wire transfer of immediately available funds to the Party entitled to receive payment.

2.4

Satisfaction of Subscription Price

HudBay shall satisfy the Subscription Price at the Closing Time by a cash payment to the Company of an amount equal to the Subscription Price.

2.5

Use of Proceeds

The Company will use the proceeds received by it under this Agreement to repay the loan in the principal amount equal to the Subscription Price made by HudBay to the Company (such loan being the loan contemplated by the letter agreement between HudBay and the Company dated the date of this Agreement).

ARTICLE 3
REPRSENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS

3.1

Representations and Warranties of HudBay

HudBay hereby represents and warrants to the Company as set forth below, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

(a)

HudBay is a corporation validly existing under the Laws of Canada.

(b)

HudBay has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by HudBay, and the performance of its obligations under this Agreement, have been duly authorized by the board of directors of HudBay (or any authorized committee thereof) and no other corporate proceedings on the part of HudBay are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by HudBay and constitutes a legal, valid and binding obligation of HudBay, enforceable by the Company against HudBay in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other Laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance are discretionary and may not be ordered.

(c)

Neither the subscription by HudBay pursuant to this Agreement, the performance and compliance with the terms of this Agreement and the completion of the transactions described in this Agreement by HudBay will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the articles of incorporation or by-laws of HudBay or (ii) any Material Contract or other instrument or obligation to which HudBay or any of its subsidiaries is a party or to which any of them, or any of its properties or assets, may be subject or by which HudBay or any of its subsidiaries is bound and, in each case, individually or in the aggregate, would have a Material Adverse Effect on HudBay’s ability to perform its obligations under this Agreement or (iii) violate any Law applicable to HudBay or any of its subsidiaries or any of its properties or assets.

(d)

HudBay is resident in the Province of Ontario.

(e)

HudBay is an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”) by virtue of being a corporation that has net assets of at least $5,000,000 as shown in its most recently prepared financial statements and is purchasing the Subscription Shares as principal for its own account and not for the account and the subscription hereunder constitutes a legal and binding obligation of HudBay.

(f)

Neither HudBay nor any of its affiliates is the beneficial owner of, or exercises control or direction over, any Common Shares or any securities convertible, exercisable or exchangeable for Common Shares, in each case excluding the Subscription Shares to be purchased by HudBay.

(g)

HudBay is not a U.S. Person and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person.

(h)

The applicable representative of HudBay was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of HudBay outside the United States.

(i)

The sale of the Subscription Shares pursuant to this Agreement has not been made through, or as a result of, and is not being accompanied by, (i) a general solicitation, (ii) any advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or (iii) any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(j)

HudBay has not received or been provided with a prospectus or an offering memorandum, within the meaning of the Securities Laws.

(k)

The funds representing the Subscription Price do not represent proceeds of crime for the purposes of the PCMLTFA.  None of the funds representing the Subscription Price: (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction; or (ii) are being tendered on behalf of a person or entity who has not been identified to HudBay.

3.2

Acknowledgements of HudBay

HudBay acknowledges to the Company that:

(a)

the offer, sale and issuance of the Subscription Shares is exempt from the prospectus and registration requirements of the Securities Laws and, as a result: (i) HudBay may not receive information that would otherwise be required under Securities Laws or be contained in a prospectus prepared in accordance with the Securities Laws; (ii) HudBay is restricted from using most of the protections, rights and remedies available under the Securities Laws, including statutory rights of rescission or damages; and (iii) the Company is relieved from certain obligations that would otherwise apply under the Securities Laws;

(b)

the Subscription Shares subscribed for hereunder have not been and will not be registered under the U.S. Securities Act, or any state Securities Laws and the Subscription Shares subscribed for hereunder may not be offered or sold in the United States or to a U.S. Person except in compliance with the requirements of an exemption from registration under the U.S. Securities Act and any applicable state Securities Laws;

(c)

the Company is required to file a report of trade with all applicable Governmental Entities containing personal information about HudBay. The Company may also be required pursuant to the Securities Laws to file this Agreement on SEDAR. By completing this Agreement, HudBay authorizes the indirect collection of the information described by all applicable Governmental Entities and consents to the disclosure of such information to the public through: (i) the filing of a report of trade with all applicable Governmental Entities; and (ii) the filing of this Agreement on SEDAR;

(d)

the certificate(s) representing the Subscription Shares (and any replacement certificate(s) issued prior to the expiration of the applicable hold periods) shall bear the following legend;

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DISTRIBUTION DATE.>

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR U.S. STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED UNLESS IN A TRANSACTION EXEMPT FROM OR NOT SUBJECT TO SUCH REQUIREMENTS.”;

(e)

HudBay acknowledges that the Company may in the future be required by Law to disclose HudBay’s name and other information relating to HudBay’s subscription under this Agreement, on a confidential basis, pursuant to the PCMLTFA.

3.3

Representations and Warranties of the Company

The representations and warranties of the Company set out in the Arrangement Agreement, as qualified by the Lundin Disclosure Letter, shall be incorporated by reference and made in favour of HudBay (with each reference to “this Agreement” in such representations and warranties being a reference to this Agreement for the purposes of this Agreement), and the Company acknowledges that HudBay is relying upon these representations and warranties in connection with the entering into of this Agreement.  In addition, the Company hereby represents and warrants to HudBay as set forth below, and acknowledges that HudBay is relying upon these representations and warranties in connection with the entering into of this Agreement.

(a)

Assuming the accuracy of the representations and warranties of HudBay in Sections 3.1(d), 3.1(e), 3.1(e), 3.1(g) and 3.1(h), the issue of the Subscription Shares is exempt from the prospectus and registration requirements of applicable Securities Laws and, if effected in the manner contemplated under this Agreement, such issuance will be in accordance with the rules of the Exchange.

(b)

Upon Closing, the Subscription Shares will be duly and validly issued and outstanding Common Shares registered in the name of HudBay (or as it may direct in writing) and upon receipt of the Subscription Price by the Company, the Subscription Shares will be fully paid and non-assessable and shall be free and clear of any Liens.

(c)

The issue of the Subscription Shares by the Company under this Agreement does not contravene, conflict with or result in a violation of the Company’s constating documents, by-laws or the terms of any agreement or instrument to which the Company is a party.

(d)

None of the Company, its affiliates (as defined under the U.S. Securities Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the U.S. Securities Act) in connection with the offer and sale of the Subscription Shares.

(e)

Assuming the accuracy of the representations and warranties of HudBay in Sections 3.1(g) and 3.1(h), the Company, its affiliates (as defined under the U.S. Securities Act) and any person acting on its or their behalf have complied, and will comply (as defined under the U.S. Securities Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the U.S. Securities Act) in connection with the offer and sale of the Subscription Shares.

(f)

No order ceasing or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued and is outstanding against the Company or its directors, officers or promoters.

3.4

Nature and Survival

All representations, warranties and acknowledgments contained in this Article 3 on the part of each of the Parties shall survive Closing for period ending on the earlier of: (a) the date that is one year from the Closing Date; or (b) the Effective Time.

ARTICLE 4
CONDITIONS PRECEDENT OF HUDBAY

The obligation of HudBay to complete the purchase of the Subscription Shares under this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of HudBay and may be waived by it in whole or in part).

4.1

Truth and Accuracy of Representations of Company at the Closing Time

The representations and warranties of the Company set forth in (i) Sections 3.3(a) to 3.3(f) shall be true in all respects as of the Closing Time as though made on and as of the Closing Time, (ii) Sections 3.1(c), 3.1(d) and 3.1(f) of the Arrangement Agreement (and incorporated herein by reference) shall be true and correct as of the Closing Time as if made at and as of the Closing Time (except that representations and warranties that by their terms speak specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all material respects as of such date) and (iii) Article 3 of the Arrangement Agreement (and incorporated herein by reference), other than those to which clause (ii) above applies, shall be true and correct (disregarding for purposes of this Section 4.1 any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) as of the Closing Time as though made on and as of the Closing Time (except that representations and warranties that by their terms speak specifically as of the date of the Arrangement Agreement or another date shall be true and correct as of such date), except in the case of this clause (iii) where the failure to be so true and correct, individually and in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on the Company, and HudBay shall have received a certificate signed on behalf of the Company by two executive officers of the Company (without personal liability) to this effect.

4.2

Performance of Covenants

All covenants of the Company under this Agreement to be performed on or before the Closing Time shall have been duly performed by the Company in all material respects, and HudBay shall have received a certificate signed on behalf of the Company by two executive officers of the Company (without personal liability) to this effect.

4.3

Opinions of Counsel

HudBay shall have received an opinion dated the Closing Date from Canadian special counsel to the Company, Osler, Hoskin & Harcourt LLP, with respect to the matters set out in Schedule “A” attached hereto.

4.4

Exchange Approval

The Exchange shall have conditionally approved the issuance of the Subscription Shares and the conditional listing of the Subscription Shares.

4.5

No Prohibition

The completion of the subscription and issuance of the Subscription Shares and the other transactions contemplated pursuant to this Agreement shall be in accordance with the Law in Canada and the United States and shall not violate the Law in Canada or the United States.

4.6

Receipt of Share Certificate

HudBay shall have received a certificate registered in the name of HudBay (or as it may direct in writing) representing the Subscription Shares.

4.7

Actions to Satisfy Closing Conditions

If any of the foregoing conditions in this Article 4 has not been fulfilled by May 30, 2009, HudBay may terminate this Agreement by notice in writing to the Company, in which event HudBay is released from all obligations under this Agreement, and unless HudBay can show that the condition relied upon could reasonably have been performed by the Company, the Company is also released from all obligations under this Agreement. However, HudBay may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5
CONDITIONS PRECEDENT OF THE COMPANY

The obligations of the Company to complete the sale of the Subscription Shares under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Company and may be waived by it in whole or in part).

5.1

Truth and Accuracy of Representations of HudBay at the Closing Time

All representations and warranties of HudBay made in or pursuant to this Agreement shall be true and correct in all respects as of the Closing Time as though made on and as of the Closing Time, and the Company shall have received a certificate signed on behalf of HudBay by two executive officers of HudBay (without personal liability) to this effect.

5.2

Performance of Covenants

All covenants of HudBay under this Agreement to be performed on or before the Closing Time shall have been duly performed by HudBay in all material respects, and the Company shall have received a certificate signed on behalf of HudBay by two executive officers of HudBay (without personal liability) to this effect.

5.3

Exchange Approval

The Exchange shall have conditionally approved the issuance of the Subscription Shares and the conditional listing of the Subscription Shares.

5.4

No Prohibition

The completion of the subscription and issuance of the Subscription Shares and the other transactions contemplated pursuant to this Agreement shall be in accordance with the Law in Canada and the United States and shall not violate the Law in Canada or the United States.

5.5

Receipt of Subscription Price

The Company shall have received a wire transfer representing the Subscription Price.

5.6

Actions to Satisfy Closing Conditions

If any of the foregoing conditions in this Article 5 has not been fulfilled by May 30, 2009, the Company may terminate this Agreement by notice in writing to HudBay, in which event the Company is released from all obligations under this Agreement, and unless the Company can show that the condition relied upon could reasonably have been performed by HudBay, HudBay is also released from all obligations under this Agreement.  However, the Company may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights of termination in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 6
COVENANTS

6.1

Actions to Satisfy Closing Conditions

Each of the Parties shall use reasonable commercial efforts so as to ensure compliance with each of the conditions and covenants set forth in Article 4, Article 5 and Article 6  which are for the benefit of any other Party.

6.2

Securities Filings

In connection with the issuance and sale of the Subscription Shares, the Company shall file such forms, reports, undertakings and other documents as may be required under the Securities Laws within the prescribed time periods.  If required by applicable Securities Laws or the Company, HudBay will execute, deliver and file or assist the Company in filing such forms, reports, undertakings and other documents with respect to the issuance and/or sale of the Subscription Shares.

6.3

Company Covenants

(a)

The Company shall take all required actions to satisfy the conditional listing requirements of the Exchange with respect to the listing of the Subscription Shares promptly after the Closing, and in any event within the time period prescribed by the Exchange, to satisfy such requirements.

(b)

For a period of 12 months after the Closing Date (provided that HudBay continues to hold directly or indirectly any of the Subscription Shares during such period), the Company hereby covenants, undertakes and agrees:

(i)

to use its reasonable commercial efforts to maintain its status as a “reporting issuer” and not to be in material default of any requirement of the Securities Laws; and

(ii)

to use its reasonable commercial efforts to maintain the listing on the Exchange of the Common Shares.

6.4

HudBay Covenants

(a)

From the Closing Date until the earlier of: (x) the Effective Time; (y) such date that HudBay directly or indirectly holds less than 10% of the issued and outstanding Common Shares; and (z) such time as a shareholder of the Company, other than the Founding Shareholder, either directly or indirectly, either alone or in concert with any one or more shareholders of the Company acquires or exercises control over 20% or more of the issued and outstanding shares in the capital of the Company, HudBay covenants, undertakes and agrees that it will:

(i)

subject to Section 6.4(a)(ii), not vote (or cause not to be voted) the Subscription Shares against the recommendations of management of the Company in respect of any resolution proposed by management of the Company at a properly constituted meeting of the Company’s shareholders, except:

(A)

in connection with a Change of Control Transaction; or

(B)

in connection with a resolution proposed by management regarding the issuance of Common Shares representing greater than 10% of the issued and outstanding Common Shares,

where in each case, for certainty, HudBay shall be free to vote the Subscription Shares as it chooses.

(ii)

notwithstanding Section 6.4(a)(i), vote (or cause to be voted) all of the Subscription Shares at the Lundin Meeting in favour of the Arrangement Resolution;

(iii)

no later than five business days prior to the Lundin Meeting or, if applicable, any meeting of the Company’s shareholders held to approve, ratify or adopt the Arrangement Resolution, to execute and deliver (or cause to be executed and delivered) a proxy (or voting instruction form) in connection with such meeting that: (A) appoints such person(s) designated by the Company to attend and act on behalf of HudBay (or the registered holder of the Subscription Shares) at such meeting; and (B) instructs the Subscription Shares be voted at such meeting in accordance with Section 6.4(a)(ii);

(iv)

not, without prior written consent of the Company:

(A)

revoke any proxies (or voting instruction forms) executed and delivered pursuant to this Agreement;

(B)

sell, transfer, assign or otherwise dispose of, in a single transaction or a series of transactions:

(1)

that number of Subscription Shares that is equal to or greater than to 5% of the issued and outstanding Common Shares, determined as of the Closing Date, in any six month period; and

(2)

Subscription Shares to any person that owns, or has direction or control over, at least 10% of the issued and outstanding Common Shares as of the date of such sale, transfer, assignment or disposition; provided that the restriction set forth in this Section 6.4(a)(iv)(B)(2) shall not apply to ordinary course trades made through the Exchange; and

(v)

tender all of the Subscription Shares to a Superior Proposal that is structured as a takeover bid or vote (or cause to be voted) all of the Subscription Shares in favour of a resolution of Shareholders to approve a Superior Proposal provided that:

(A)

such Superior Proposal is made prior to the termination of the Arrangement Agreement;

(B)

the Company has complied with all of its obligations under the Arrangement Agreement in respect of such Superior Proposal, including its obligations under Article 7 of the Arrangement Agreement; and

(C)

the Arrangement Agreement has been terminated in accordance with its terms.

(c)

HudBay shall cause each of its subsidiaries to comply with this Section 6.4 to the extent that any such subsidiaries hold any Subscription Shares.

ARTICLE 7
GENERAL

7.1

Waiver

The Company hereby waives the application of the standstill covenant contained in Section 8 of the Confidentiality Agreement to permit the purchase of the Subscription Shares by HudBay pursuant to this Agreement.

7.2

Expenses

Each Party shall pay its own expenses incurred in connection with this Agreement, the completion of the transactions contemplated hereby and/or the termination of this Agreement, irrespective of the completion of the transactions contemplated hereby.

7.3

Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended or delivered, or if sent by facsimile transmission, upon confirmation that such transmission has been properly effected, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person. The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile transmission the date of such transmission if sent on a business day, failing which it shall be deemed to have been received on the next business day.

If to HudBay:

HudBay Minerals Inc.
Dundee Place

1 Adelaide Street East, #2501

Toronto, Ontario M5C 2V9

Attention:	Allen J. Palmiere
Facsimile:	(416) 362-9688
Email:	allen.palmiere@hudbayminerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 – 40 King Street West

Toronto, Ontario  M5H 3C2

Attention:	Paul M. Stein
Facsimile:	(416) 350-6949
Email:	pstein@casselsbrock..com

If to the Company:

Lundin Mining Corporation

1500-150 King Street West

Toronto, Ontario M5H 1J9

Attention:	Philip J. Wright
Facsimile:	(416) 348-0303
Email:	phil.wright@lundinmining.ca

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

Box 50, 1 First Canadian Place

Toronto, Ontario  M5X 1B8

Attention:	Clay Horner and Jeremy Fraiberg
Facsimile:	(416) 862-6666
Email:	chorner@osler.com / jfraiberg@osler.com

Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 7.3.

7.4

Assignment

HudBay shall be entitled, upon giving notice to the Company at any time prior to the Closing Date, to assign all of its rights and obligations under this Agreement to any subsidiary of HudBay.  In such case, such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of HudBay under this Agreement, except that such assignment shall not release HudBay from liability for its obligations under this Agreement.  Except for such permitted assignment, no party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other Party.

7.5

Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

7.6

Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

7.7

Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

7.8

Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile (or other electronic means) and all such counterparts together constitute one and the same agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS OF WHICH the Parties have duly executed this Agreement.

HUDBAY MINERALS INC.
By:	/s/ Allen J. Palmiere
Name: Allen J. Palmiere
Title: Chief Executive Officer
By:	/s/ H. Maura Lendon
Name: H. Maura Lendon
Title: Vice President and General Counsel

LUNDIN MINING CORPORATION
By:	/s/ Philip J. Wright
Name: Philip J. Wright
Title: President and Chief Executive Officer
By:	/s/ William A. Rand
Name: William A. Rand
Title: Director

Subscription Agreement

EXECUTION COPY

SCHEDULE “A”

1.

The Company is a corporation existing under the laws of Canada.

2.

There are no restrictions on the corporate power and capacity of the Company to own property and assets and to carry on business.

3.

There are no restrictions on the corporate power and capacity of the Company to enter into the Agreement or to carry out its obligations thereunder, including the issuance of the Subscription Shares.  The execution and delivery of the Agreement and the performance by the Company of its obligations under the Agreement have been duly authorized by all necessary corporate action on the part of the Company.

4.

The authorized capital of the Company consists of an unlimited number of Common Shares and one special share.

5.

The Agreement has been duly executed and delivered by the Company and is enforceable against the Company in accordance with its terms.

6.

The Subscription Shares have been duly authorized and validly issued and are fully-paid and non-assessable.

7.

The listing of the Subscription Shares on the Exchange has been approved by the Exchange, subject only to the Company fulfilling the requirements specified in the letter from the Exchange to the Company dated  , 2008 regarding the listing of the Subscription Shares on or before , 2008.

8.

The execution and delivery of the Agreement by the Company and the performance of its obligations thereunder, including the issuance, sale and delivery of the Subscription Shares do not or will not violate, contravene or breach any provision of: (a) the articles or by-laws of the Company; and (b) the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

9.

The offering, issuance, sale and delivery of the Subscription Shares by the Company to HudBay in accordance with the Agreement are exempt from the prospectus and registration requirements of Securities Laws applicable in the Province of Ontario and no prospectus is required nor are other documents required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities obtained under Securities Laws applicable in the Province of Ontario to permit the offering, issuance, sale and delivery of the Subscription Shares by the Company to HudBay.  We note that the Company is required to file a report with the OSC on Form 45-106F1 prepared and executed in accordance with NI 45-106 within 10 days from the date of this letter, accompanied by any applicable prescribed fees.

10.

No prospectus is required nor are other documents required to be filed, proceedings taken, or approvals, permits, consents or authorizations of regulatory authorities obtained under Securities Laws applicable in the Province of Ontario to permit a holder of Subscription Shares to trade those securities, either through registrants or dealers registered under applicable laws who comply with those applicable laws or in circumstances in which there is an exemption from the registration requirements of the Securities Laws applicable in the Province of Ontario, provided that:

(a)

the Company is, and has been, a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(b)

at the time of the trade, at least four months have elapsed from the date of this letter;

(c)

the certificates representing the Subscription Shares carried a legend in the form prescribed by National Instrument 45-102 Resale of Securities (“NI 45-102”) stating that, unless permitted under securities legislation, the holder shall not trade that security before the date which is four months and one day from the date of this letter;

(d)

the trade is not a control distribution within the meaning of NI 45-102;

(e)

no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(f)

no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(g)

if the holder is an insider or officer of the Company, the holder has no reasonable grounds to believe that the Company is in default of securities legislation.